

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. Dennis Harkins
President and Chief Financial Officer
Zanett, Inc.
635 Madison Avenue, 15th Floor,
New York, NY 10022

      Re: Zanett, Inc.
               Form 8-K
               Filed August 18, 2010
               File No. 001-32589

Dear Mr. Harkins:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Jaime G. John
               Staff Accountant